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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549




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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           COOPER INDUSTRIES, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

        Ohio                                                31-4156620
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(State of Incorporation                                   (IRS Employer
  or Organization)                                      Identification No.)

600 Travis, Suite 5800, Houston, Texas                    77002 (Address
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of Principal Executive Offices)                             (Zip Code)

If this Form relates to the          If this Form relates to the
registration of a class of           registration of a class of debt
debt securities and is               securities and is to become effective
effective upon filing                simultaneously with the effectiveness
pursuant to General                  of a concurrent registration statement
Instruction A(c) (1) please          under the Securities Act of 1933
check the following box.     [ ]     pursuant to General Instruction A(c)
                                     (2) please check the following
                                     box.     [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                        Name of Each Exchange on Which
to be so Registered                        Each Class is to be Registered
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Preferred Stock                            New York Stock Exchange, Inc.
Purchase Rights                            Pacific Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                                (Title of Class)
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1.       Description of Securities to be Registered

         On August 5, 1997, the Board of Directors of Cooper Industries, Inc. (the "Company") declared a dividend distribution of one Right for each share of Company Common Stock to shareholders of record at the close of business on August 15, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, no par value (the "Preferred Stock"), at a Purchase Price of $225 per one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 15, 1997 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 5, 2007 unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

         In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, upon terms and conditions determined by a majority of the Continuing Directors (as defined below) to be in the best interests of the Company and its shareholders (a "Qualifying Offer")), each holder of a Right will thereafter have the





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right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following the event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share market price of $10 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $50.

         In the event that at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) the Company is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any other person or cash or any other property; or (iii) more than 50% of the combined assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to in (ii) immediately above).

         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.





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         At any time until ten business days following the Stock Acquisition
Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event that the Rights are redeemed.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. Under certain circumstances, the Board of Directors may amend the Rights Agreement to increase the Purchase Price or extend the Final Expiration Date.

         As of August 5, 1997, there were 122,148,824 shares of Common Stock outstanding, and there were 14,091,984 shares of Common Stock reserved for issuance under the Company's various stock plans. Each outstanding share of Common Stock on August 15, 1997 will receive one Right. As long as the Rights are attached to the Common Stock and in certain other circumstances described above, the Company will issue one Right for each share of Common Stock issued. There will be 1,340,750 shares of Preferred Stock reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) the tenth day following the Stock Acquisition Date or (ii) August 5, 2007 redeem all but not less than all the





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then outstanding Rights at the Redemption Price.  It should be noted, however, that the Company's Articles of Incorporation require a supermajority vote for certain business transactions with a 20% or greater stockholder and provides for a classified Board of Directors.

         The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.



Item 2.  Exhibits.

         4.1 Rights Agreement, dated as of August 5, 1997 between Cooper Industries, Inc. and First Chicago Trust Company of New York, which includes as Exhibit B thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth business day after the Stock Acquisition Date or
                 (ii) the tenth business day after the date of the commencement of a tender or exchange offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding shares of Common Stock.





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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           COOPER INDUSTRIES, INC.



Date: August 14, 1997                      /s/ Diane K. Schumacher
                                           ----------------------------------
                                           Name: Diane K. Schumacher
                                           Title: Senior Vice President, General
                                                     Counsel and Secretary





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                                 EXHIBIT INDEX


Exhibit

Exhibit 4.1 Rights Agreement, dated as of August 5, 1997, between Cooper Industries, Inc. and First Chicago Trust Company of New York